Exhibit 99.1

13 April 2006

Mitchells & Butlers plc

The Board of Mitchells & Butlers plc ("MAB") notes the announcement issued by R20 this afternoon.

The Board has, to date, not received any offer or proposal from R20. As previously stated, the Board of MAB requires that any proposal together with all conditions should be made in writing to ensure clarity of the proposition. R20 now suggests that it is in a position to provide a formal written proposal.

Should R20 submit a formal proposal, the Board confirms the following:

—	It is MAB's intention to make public the terms of any such proposal to ensure transparency to all shareholders;

—	The Board will consider any such proposal on its merits and will form its judgement in light of the value and future prospects of the business;

—	A response will be given to R20 including the reasons for the Board's judgement, which will be made public to all shareholders simultaneously.

Should a proposal be forthcoming, the Board intends to consult with its shareholders.

The Board of MAB remains committed to a professional, disciplined and transparent process with the delivery of shareholder value the key consideration.

For further information please contact

Investor Relations:
Erik Castenskiold Kate Holligon	0121 498 4907 0121 498 6515
Media:
James Murgatroyd (Finsbury Group)	020 7251 3801

Citigroup Global Markets Limited ("Citigroup"), which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to Mitchells & Butlers and no one else in connection with a possible offer for Mitchells & Butlers and will not be responsible to anyone other than Mitchells & Butlers for providing the protections afforded to customers of Citigroup nor for providing advice in relation to a possible offer.

The directors of Mitchells & Butlers accept the responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Mitchells & Butlers, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Mitchells & Butlers, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Mitchells & Butlers by R20 or Mitchells & Butlers, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities""dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.